Sandra Hunter Berkheimer

Staff Attorney

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 1, 2018

Re:	REITless Impact Income Strategies LLC

Draft Offering Statement on Form 1-A

Submitted June 4, 2018

CIK No. 0001742092

Dear Ms. Berkheimer:

We acknowledge receipt of comments in your letter of June 29, 2018 regarding the draft Offering Statement of REITless Impact Income Strategies LLC (the “Company”), which we have set out below, together with our responses.

General

1. We note that you are a limited liability company that intends to originate, invest in and manage a diversified portfolio of real estate loans and that you have not yet identified any mortgage loans to acquire with the net proceeds of this offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate.

The Company has prepared the Offering Circular intending to comply with Industry Guide 5 in all material respects, and believes that it does comply.

2. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

•	the specific exemption that you intend to rely on; and
•	how your investment strategy and business model will support that exemption.

Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.

The Company acknowledges the Staff’s comment and advises the Staff that it expects to qualify for the exemption from regulation as an investment company afforded by Section 3(c)(5)(C) (“Section 3(c)(5)(C)”) of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(c)(5)(C) generally excludes from the definition of investment company any company that is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interest in real estate.” The Staff has provided guidance through various interpretive and no-action letters on the meaning of being engaged primarily in the business of purchasing or otherwise acquiring mortgage and other liens on and interests in real estate for purposes of Section 3(c)(5)(C). The Staff has stated that it would regard an issuer as being engaged primarily in said business if (1) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (2) at least 80% of the value of the issuer’s assets consists of investments in (a) Qualifying Assets plus (b) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate Related Assets”) and (3) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying and Real Estate Related Assets. (NAB Asset Corp., SEC No-Action Letter (June 20, 1981)). The Company expects to hold commercial mortgage loans and other commercial real estate related assets as described below.

•	First mortgage loans. The Company will hold first mortgage loans or interests in first mortgage loans fully secured by real estate.
•	Mezzanine Loans and Participations Therein. The Company will hold mezzanine loans and participations in mezzanine loans that meet the following criteria (Capital Trust, Inc. SEC No-Action Letter (May 24, 2007)):
o	The mezzanine loans will be Tier 1 loans;
o	The mezzanine loans will be made specifically and exclusively for the financing of real estate;
o	The mezzanine loans will be underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;
o	The Company will exercise ongoing control rights over the management of the underlying property to the same extent as is customary for holders of a second mortgage (e.g., rights relating to the approval of major leases, budget improvements, capital expenditures and the application of insurance proceeds or condemnation awards as well as the right to replace the property manager in case of default on the loan);
o	The Company as lender will have the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;
o	The true measure of the collateral securing the loan will be the property being financed and any incidental assets related to the ownership of the property; and
o	The Company will have the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property.
•	B-Notes. The Company will hold B-Notes meeting the following criteria (Capital Trust, Inc. SEC Staff No-Action Letter (Feb. 3, 2009)):
o	The Company will perform the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;
o	the B-Notes will be fully secured by real property;
o	the B-Notes will provide the Company with the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower;
o	the Company will have approval rights in connection with any material decision pertaining to the administration and servicing of the mortgage loan and with respect to any material modification of the mortgage loan agreements; and

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o	in the event the mortgage loan becomes non-performing, the Company will have effective control over the remedies relating to the enforcement of the mortgage loan including ultimate control of the foreclosure process.

3. We note that you plan to conduct a share repurchase program. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company has carefully considered the requirements of Regulation M and the class relief granted in the letter to Alston & Bird LLP dated October 22, 2007 with respect to the Company’s share repurchase program.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The Company has considered the tender offer rules under the Securities Exchange Act of 1934, as amended, as well as relief granted by the Division of Corporation Finance in no-action letters, and intends to conduct its share repurchase program in accordance with the rules and prior no-action letters.

5. We note your disclosure on page 51 regarding the arbitration provision in the Subscription Agreement. Please revise to:

•	Clarify whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;
•	Disclose the forum in which arbitration must be conducted;
•	Describe more specifically the basis for your belief that this provision is enforceable under federal and state law;
•	Clarify whether the provision applies to claims under “the US federal securities laws” and whether it applies to claims other than in connection with this offering; and
•	Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision.

The Company has added disclosure as requested by the Staff and has included a copy of the form of subscription agreement as an appendix to the Offering Circular.

Q: Will you use leverage? Page 7

6. We note your disclosure under this heading that your targeted portfolio leverage is between 20-60% of the fair market value of your assets. We further note your disclosure on page 17 that your target leverage is between 0-75%, on page 79 that your target leverage is between 25-75% and on page 93 that your target leverage is between 40-60% of the fair market value of your assets. Please revise throughout for consistency.

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The Company has conformed or clarified the disclosure throughout the Offering Circular to state that it will target portfolio leverage of between 0-75% and has conformed its statements regarding leverage throughout the Offering Circular.

Conflicts of Interest, page 16

7. We note your disclosure that your Manager’s and your Sponsor’s investment professionals must determine which investment opportunities to recommend for you and which investment opportunities to recommend for other entities whose accounts may be managed by the Manager. Please revise to disclose the number of competing funds, the size of competing funds and how investment opportunities will be allocated among you and competing funds.

The Company has deleted references to the Manager managing accounts for other entities. There are no plans at present for the Manager to manage other funds either on behalf of affiliates of the Sponsor or for third parties. The Company has revised the disclosure to reflect the fact that the Sponsor at present does not have any other programs.

Impact Assessment, page 18

8. We note your disclosure that the Company will produce a quarterly report that describes all of its investments during the quarter, along with the qualitative impact on the communities where the investments have been made. Please revise to disclose whether this report will be made publicly available and, if so, how this report will be made available to investors.

The Company has revised the disclosure to state that the report will be publicly available on the REITless platform and will be distributed each quarter to the Company’s shareholders of record.

Management, page 65

9. We note your disclosure throughout that the Manager has appointed North Capital, Inc. to manage certain of the Company’s investments. Please revise to disclose with greater specificity the investments that North Capital, Inc. will manage.

The Company has added disclosure as requested by the Staff.

Shared Services Agreement, page 67

10. We note your disclosure that your Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of you or your Manager pursuant to the shared services agreement. Please provide us with further information regarding these expense reimbursements, including whether you will be required to reimburse for employee costs of NCIT or its affiliates.

The Company will reimburse the Manager and any of its affiliates for out-of-pocket expenses, including license fees, auditing fees, fees associated with SEC reporting requirements, increases in insurance costs, Delaware taxes and filing fees, administration fees, fees for the services of an independent representative, and third-party costs associated with any of these expenses, that are incurred on the Company’s behalf. The Company will not reimburse the Manager for any employee costs of NCIT or its affiliates. The Company has revised the Offering Circular to clarify the types of expenses that may be reimbursed.

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Term and Removal of Manager, page 71

11. We note your disclosure here and on page 78 that your Manager will serve as your Manager for an indefinite term and that your shareholders may only remove your Manager at any time with 30 days prior written notice for “cause.” Please revise to disclose any costs that may be associated with removing your Manager.

The Company has added disclosure as requested by the Staff.

Management Compensation, page 73

12. Please revise your tabular disclosure to provide the estimated acquisition fee assuming the maximum amount is raised and assuming you utilize your target leverage. See Disclosure Guidance Topic 6, Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts.

The Company has revised the table as requested by the Staff.

13. We note your disclosure on page 38 that your affiliate NCPS may be entitled to receive a 1-5% origination fee. Please revise your tabular disclosure to clarify how the ultimate fee percentage is determined.

The Company has revised the table as requested by the Staff.

14. We note your disclosure on page 6 that you will pay an affiliate of the Manager up to 0.20% for payment agent services and reimbursement of transaction charges. Please revise the table to disclose this fee and to identify the affiliate of the Manager or advise us why this revision is not necessary.

The Company has deleted the sentence regarding the fee for payment agent services and reimbursement of transaction charges. The Manager will pay those amounts to an affiliate from the asset management fee that it receives from the Company.

15. Please revise to specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your named executive officers.

The Company has revised the disclosure on page 73 to clarify that the Company will not reimburse the Sponsor or the Manager for the salaries and benefits paid to the named executive officers and added the same statement on page 14. No individual will receive compensation in his or her capacity as an executive officer of the Manager.

Description of Common Shares, page 99

Liquidation Rights, page 101

16. We note your disclosure under this heading that if you do not raise the $1,000,000 minimum threshold from third parties, you will first pay or provide for payment of your debts and other liabilities. Please revise to clarify, consistent with your cover page disclosure, that if you do not raise the minimum threshold, any money tendered by potential investors will be promptly returned, in full, by the Escrow Agent, or advise us why this revision is not necessary.

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The Company has deleted the reference to the $1,000,000 minimum.

Valuation Policies, page 107

17. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

The Company is supplementally submitting the template that it intends to use for future NAV disclosures, attached as Appendix A to this letter.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	James P. Dowd

REITless Impact Income Strategies LLC

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Appendix A

REITless Impact Income Strategies LLC

Quarterly Pricing Supplement

As of ________, 20__, our NAV per common share is $_____. This NAV per common share shall be effective through ________, 20__, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	Month Day, Year	Month Day, Year
ASSETS:
Cash and cash equivalents
Interest receivable
Deferred offering costs
Total assets

LIABILITIES:
Accounts payable
Distribution payable
Accrued Expenses
Other Liabilities
Total liabilities
NET ASSETS	$	$
Net assets consist of:
Member’s Equity	$	$
Additional paid in capital
Retained earnings
NET ASSETS	$	$
NET ASSET VALUE PER SHARE	$	$

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As described in “Valuation Policies” in our offering circular, our internal accountants calculate our NAV per common share using a process that reflects (1) estimated values of each of our investments, including related provided periodically by our independent valuation expert in reports of the underlying real estate, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly or other periodic distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The calculation of our NAV per common share is based on a number of subjective judgments and assumptions that may not prove to be accurate. Our published NAV per share may not fully reflect the precise amount that might be paid for your shares in a market transaction. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily so that the NAV per share in effect for any fiscal quarter may not reflect the amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any material event that would cause our NAV per share to change by more than 5% would require a recalculation. We will disclose the updated price and the reason for the change in an offering circular supplement and on www.reitless.com as promptly as reasonably practicable.

Our current NAV per common share can also be found on the REITless Platform website, www.reitless.com.

[Historical Share Pricing Information]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from            , 20   to            , 20

Date	NAV per share
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

* as applicable

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